Notice Of Exempt Solicitation: (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: Berkshire Hathaway Inc

NAME OF PERSON RELYING ON EXEMPTION: Majority Action

ADDRESS OF PERSON RELYING ON EXEMPTION: PO Box 4831, Silver Spring, MD 20914

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily.

Berkshire Hathaway Inc. [NYSE:BRK]: Due to Berkshire Hathaway’s failure to disclose company-wide climate-related risks and opportunities in accordance with the Task Force on Climate-related Financial Disclosure (TCFD) recommendations, failure to commit to adequate net zero GHG emissions by 2050 targets across major business operations, and align its operations and investments in its insurance and energy businesses with a 1.5°C pathway:

●	Vote AGAINST Chair and Chief Executive Officer Warren E. Buffett (Item 1.1);
●	Vote AGAINST Lead Independent Director and Audit Committee Chair Susan L. Decker (Item 1.8);
●	Vote AGAINST Director and Vice Chairman of insurance operations Ajit Jain (Item 1.11);
●	Vote AGAINST Director and Vice Chairman of non-insurance operations Gregory E. Abel (Item 1.2).

The physical and financial risks posed by climate change to long-term investors are systemic, portfolio-wide, unhedgeable and undiversifiable. Therefore, the actions of companies that fail to align to limiting warming to 1.5°C pose risks to the financial system as a whole, and to investors’ entire portfolios, in addition to specific risks to those companies. See Appendix A for more information regarding Majority Action’s Proxy Voting for a 1.5°C World initiative and the transformation required in key industries.

Berkshire Hathaway Inc. is a holding company owning subsidiaries engaged in numerous diverse business activities. Among Berkshire Hathaway’s most important subsidiaries are insurance businesses conducted on both a primary basis and a reinsurance basis, a freight rail transportation business, and a group of utility and energy generation and distribution businesses, organized under Berkshire Hathaway Energy, of which Berkshire Hathaway currently has a 91.1% ownership interest.1 It is among the 167 target companies named by Climate Action 100+ as one of the largest global emitters and “key to driving the global net zero transition.”2

Berkshire Hathaway’s insurance operation was recently identified as a “top-tier” provider of insurance coverage to the oil and gas industry by HTF Market Intelligence.3 Insurance companies are in a unique position to accelerate the transition to a renewable energy future. Fossil fuel projects and operations require insurance to initiate and/or operate; few can operate without it. Major insurance companies have begun adopting policies ending or limiting coverage for coal,4 which has resulted in a shrinking insurance market for the coal sector, forcing companies engaged in extraction to pay increased rates.5 Some insurance brokers have also begun limiting coverage for tar sands operations or Arctic drilling, shale oil, or other carbon-intensive projects.6

Berkshire Hathaway Energy (“BHE”) is the fifth largest producer of carbon dioxide emissions among investor-owned utilities in the U.S7 and the eighth largest utility when measured by power generated.8 As of 2020, BHE relied on fossil fuels for 65% of its owned and purchased power generation.9

Electric power production is responsible for nearly one-third of energy-related carbon emissions in the U.S.10 The largest publicly-traded electric utilities remain among the largest sources of carbon emissions in the U.S. economy,11 and their capital investments in electric power infrastructure have the potential to lock in emissions for decades to come. In addition to curbing a direct source of emissions, the decarbonization of electricity production also enables the decarbonization of other sectors such as transportation and buildings as those sectors electrify.

Failure to set ambitious decarbonization targets in line with 1.5°C pathways, and align companies’ business plans and policy influence to those targets is a failure of strategy and corporate governance, for which long-term investors should hold directors accountable.

Though the operating businesses are managed on a decentralized basis, Berkshire’s corporate senior management is ultimately responsible for significant capital allocation decisions and investment activities,12 while the Board of Directors has responsibility for general oversight of risks.13 Given that concerns regarding Berkshire Hathaway’s overall climate performance and disclosures are company-wide and span multiple operating businesses, the Chair, Lead Independent Director, and Directors responsible for those operating businesses should be held accountable.

Note: as Berkshire Hathaway has substantial subsidiaries operating across both the insurance and electric power sectors, it has been assessed against Majority Action’s criteria for both industries.

Insurance

Target setting

Net zero commitment by no later than 2050 for insurance operations	X
Robust interim targets that reduce the absolute impact of insurance operations, pursuant to a net zero insured emissions target	X

Berkshire Hathaway’s insurance operation has not committed to transitioning its insurance underwriting portfolios to net zero GHG emissions by 2050.14 Consequently, the company does not have interim targets pursuant to a net zero target. Berkshire Hathaway is significantly lagging behind its peers such as AIG, which recently committed to reaching net zero GHG emissions across its underwriting and investment portfolios by 2050 or sooner.15

Fossil fuel exclusion policies

Robust exclusion policies and exit strategies to immediately end all insurance coverage for coal projects and companies, new oil or gas expansion projects, and begin phasing out support for oil and gas companies, in line with a 1.5°C pathway	X

Berkshire Hathaway’s insurance operation is one of the few remaining U.S. insurers without any fossil fuel underwriting restrictions, including coal projects and related companies, according to a recent review of 30 major global insurers.16 Furthermore, the company has not committed to eliminating insurance underwriting that unnecessarily expands the production and consumption of fossil fuels.17

Disclosure and measurement

Disclose and measure climate impact and insured and financed emissions through a rigorous and accepted framework	X

Berkshire Hathaway has overall not committed to implementing the recommendations of the Task Force on Climate-related Financial Disclosures (“TCFD”). TCFD-aligned disclosures on climate-related risks, board oversight, and the establishment of GHG reduction targets help investors manage risk more effectively.18 In its 2022 proxy statement, the Board of Directors stated that it “does not believe that an annual assessment with summaries of risks and opportunities at the parent Company level disclosed in accordance with the recommendations of the TCFD is necessary.”19

Similarly, Berkshire Hathaway is not a member of the Partnership for Carbon Accounting Financials. To date, twelve insurance companies with more than $2.6 trillion in total financial assets are PCAF members, including U.S.-based insurer Liberty Mutual.20

Berkshire Hathaway has not responded to the CDP climate change questionnaire for its insurance operations.21 It remains unclear as to how the company evaluates climate-related risks and its methodologies used for measuring scope 3 GHG emissions associated with its insurance underwriting portfolios, which are estimated to constitute roughly 97% of total emissions for a financial institution.22

Electric Power Generation

Target setting

Net zero commitment by no later than 2050 for power production	✓
Net zero commitment clearly includes all relevant emissions sources and has limited use of offsets, negative emissions, or unproven or uncommercialized technologies, including carbon capture and storage	X
Robust interim targets of at least 80% by 2030 or at least 6% per year on a straight-line basis between 2019-2030 (on track to reach zero by 2035)	X

BHE recently stated it is “striving to achieve net zero greenhouse gas emissions by 2050 in a manner our customers can afford, our regulators will allow and technology advances support.”23 It is not clear whether BHE also intends to achieve net zero emissions for its purchased power, customers’ use of gas from its distribution businesses, or other scope 3 emissions. BHE plans to achieve a 50% reduction by 2030 from 2005 levels,24 well below that required to meet IEA Net-Zero Scenario milestones.25

Capital allocation and investment plans

Firm plan to phase out coal by 2030	X
No investment in new gas generation	—

BHE plans to retire 16 coal units between 2022 and 2030. However, a further 14 will continue to operate beyond 2030, with power capacity of more than 3,000 MW26 or 37% of current net owned coal capacity.27 BHE’s subsidiary PacifiCorp plans to invest in converting its 713 MW Jim Bridger 1 & 2 plants to gas generation in 2024 with continued operations through 2037.28 According to Berkshire’ 2021 Annual Report, the company “plans to retire all remaining coal units by 2049 and all natural gas units by 2050.”29 Notably, in July of 2021 BHE had to abandon the purchase of Dominion Energy natural gas pipelines because of uncertainty over the impact of antitrust regulations.30

Policy influence

Alignment of policy influence activities with net zero target and limiting warming to 1.5°C	X

InfluenceMap scored BHE’s climate policy engagement in the “E” performance band and described the company as having “negative, albeit limited, engagement with U.S. climate policy.”31 Most recently, several groups that have funding ties to NV Energy (a BHE subsidiary) called on the Public Utilities Commission of Nevada to expand the use of fossil fuel gas infrastructure.32

Failure to adequately respond to prior shareholder engagement on climate performance

Berkshire Hathaway’s Board of Directors has failed to adequately respond to a 2021 AGM shareholder resolution to “Report on Climate-Related Risk and Opportunities” that received 52% support when adjusted to exclude controlling parent holdings and large stakes held by insiders.33 Notably, asset managers BlackRock, State Street, and Vanguard cast votes in favor of the proposal.34 In its statement of support, Blackrock emphasized inadequate disclosure of how the company’s business model will be compatible with a low-carbon economy.35 Proxy advisor ISS recommended a vote in favor of the proposal, stating that the report “would allow shareholders to better understand how the company is managing systemic risks posed by climate change and the transition to a low carbon economy.”36

Despite the combined concerns of institutional investors and proxy advisors, Berkshire Hathaway has remained unwilling to respond to this shareholder demand that received broad support. The company’s 2022 proxy statement features a similar shareholder resolution requesting an assessment of how Berkshire Hathaway manages climate risk and opportunities.37 In response, the Board recommended a vote against the proposal stating that it was unnecessary because “many of Berkshire’s subsidiaries are already making and reporting on their climate-related decisions.”38

Conclusion:

Berkshire Hathaway has failed to disclose company-wide climate-related risks and opportunities in accordance with the TCFD’s recommendations, commit to adequate net zero GHG emissions by 2050 (or sooner) targets across major business operations, and align its operations and investments in its insurance and energy businesses with a 1.5°C pathway. Therefore, we recommend that shareholders:

●	Vote AGAINST Chair and Chief Executive Officer Warren E. Buffett (Item 1.1);

●	Vote AGAINST Lead Independent Director and Audit Committee Chair Susan L. Decker (Item 1.8);

●	Vote AGAINST Director and Vice Chairman of insurance operations Ajit Jain (Item 1.11);

●	Vote AGAINST Director and Vice Chairman of non-insurance operations Gregory E. Abel (Item 1.2).

Appendix A: Proxy Voting for a 1.5°C World

The world is currently on track to reach disastrous levels of warming, driving massive harm and threatening the lives and livelihoods of millions. Corporate leaders in the industries responsible for this crisis have failed to take up the leadership required to change course.

“Climate risk” is systemic, escalating and irreversible - and corporate boards urgently need to take responsibility for averting and mitigating this risk.

The UN Intergovernmental Panel on Climate Change (IPCC) in 2018 made clear that in order to have at least a 50% chance of limiting warming to 1.5°C and avoiding the most catastrophic effects of the climate crisis, we must bring global, economy-wide carbon emissions down to net zero by 2050 at the latest.39 According to the International Energy Agency (IEA), in order to achieve net zero emissions globally by 2050, the electricity sector must reach net zero emissions in OECD countries no later than 2035 and there can be no investment in new fossil fuel production from today.40 The IPCC also recognizes that reducing rates of deforestation and forest degradation also represents one of the most effective and robust options for climate change mitigation.41

That means that corporate directors must ensure that companies set ambitious decarbonization targets in line with 1.5°C pathways, and align companies’ business plans, capital expenditures, and policy influence to those targets. Despite the escalating climate crisis, systemically important U.S. companies continue to invest in the expansion and continued use of fossil fuels, further accelerating global warming.42

The physical and financial risks posed by climate change to long-term investors are systemic, portfolio-wide, unhedgeable and undiversifiable. Therefore, the actions of companies that directly or indirectly impact climate outcomes pose risks to the financial system as a whole and to investors’ entire portfolios. In order to manage this systemic portfolio risk, investors must move beyond disclosure and company-specific climate risk management frameworks and focus on holding accountable the relatively small number of large companies whose actions are a significant driver of climate change.

When directors fail to transform corporate business practices in line with 1.5°C pathways, responsible investors must use their most powerful tool – their proxy voting power – to vote against directors.

Bold and unprecedented action by investors is a prerequisite to averting further global economic and financial catastrophe. While past shareholder efforts at standard setting, disclosure and engagement have laid important groundwork, company commitments won thus far have been far too incremental, far too hard fought, and collectively insufficient to the scale of the crisis.

Business-as-usual proxy voting will not suffice to address the seriousness of the crisis at hand. We urge investors to vote against directors at companies failing to implement plans consistent with limiting global warming to 1.5ºC.

Key Sectors Are Critical to Curbing the Climate Crisis

The electric power, finance, transportation, and oil and gas sectors are key drivers of the production and consumption of fossil fuels and must all make dramatic transformations to curb the worst of catastrophic climate change and protect long-term investors. Similarly, companies driving deforestation – including companies that source key deforestation-linked agricultural commodities, driving market demand for one of the greatest threats to the world’s forests – must adopt comprehensive climate policies and end deforestation.

Substantial votes against board members at these companies could help realign business and investment plans to the goals of the Paris Agreement, hold companies accountable for lobbying and policy influence practices that obstruct climate action, and align executive compensation to key decarbonization goals.

While each industry and company will need to chart its own path in pursuing decarbonization consistent with limiting warming to 1.5ºC, setting a target to reach net zero emissions by no later than 2050 is a critical first step. In the absence of such a target, investors can have no confidence that the company will be able to transform its business consistent with limiting warming to 1.5ºC.

Voting guide: Insurance

Insurance companies are in a unique position to accelerate the transition to a renewable energy future. Fossil fuel projects and operations require insurance to initiate and/or operate; few can operate without it. Major insurance companies have begun adopting policies ending or limiting coverage for coal,43 which has resulted in a shrinking insurance market for the coal sector, forcing companies engaged in extraction to pay increased rates.44 Some insurance brokers have also begun limiting coverage for tar sands operations or Arctic drilling, shale oil, or other carbon-intensive projects.45

North America was one of the largest regional markets for oil and gas insurance46 in 2018, representing 43% of global premiums. Yet recent analysis has shown that American insurers lag in adopting policies47 to limit coverage for fossil fuels compared to non-U.S. peers.

Insurers are also significant institutional investors in fossil fuels; major U.S. insurance companies still have nearly $90bn of investments in coal,48 which is the single biggest contributor to anthropogenic climate change.

Target Setting

The first step for any U.S. insurer in aligning its activities to limiting warming to 1.5°C is committing to reducing its Scope 3 insured emissions to net zero by 2050 at the latest. Pursuant to those targets, insurance companies should adopt robust interim targets that seek to reduce their absolute insured emissions.

Key Data Sources:

●	Insure Our Future, 2021 Scorecard on Insurance, Fossil Fuels and Climate Change[49]

●	CDP (formerly Carbon Disclosure Project), company-submitted climate change questionnaires[50]

Fossil Fuel Exclusion Policies

Insurance companies should ensure all services provided to the fossil fuel industry are consistent with a 1.5°C pathway and in line with the IEA Net-Zero Scenario. This means adopting exclusion policies and exit strategies to immediately end all insurance coverage for coal projects and companies, end insurance for new oil or gas expansion projects, and begin phasing out support for oil and gas companies, in line with a 1.5°C pathway. Insurance companies should prioritize insurance and investment into clean energy projects to accelerate a decarbonization transition.

Key Data Sources:

●	Insure Our Future, 2021 Scorecard on Insurance, Fossil Fuels and Climate Change[51]

Disclosure and Measurement

Insurance companies should commit to disclose and measure climate impact and insured emissions through a rigorous and accepted framework, for example the Partnership for Carbon Accounting Financials, which is developing a framework for disclosure 7and measurement52 in partnership with the Net Zero Insurance Alliance. This reporting should allow regulators and the public to understand the extent of an insurer’s climate exposure, the level of risk an insurer bears, and how it is managing those risks.

Key Data Sources:

●	Partnership for Carbon Accounting Framework signatories[53]

Summary table

TARGET SETTING	1.1	Commit to net zero emissions by 2050 for insurance and reinsurance underwriting portfolios
	1.2	Robust interim targets that reduce the absolute impact of insured emissions, pursuant to a net zero emissions target
FOSSIL FUEL EXCLUSION POLICIES	2.1	Robust exclusion policies and exit strategies to immediately end all insurance coverage for coal projects and companies, new oil or gas expansion projects, and begin phasing out support for oil and gas companies, in line with a 1.5°C pathway
DISCLOSURE AND MEASUREMENT	3.1	Disclose and measure climate impact and insured and financed emissions through a rigorous and accepted framework

Voting guide: Electric power generation

Electric power production is responsible for nearly one-third of energy-related carbon emissions54 in the United States. The largest publicly-traded electric utilities remain among the largest sources of carbon emissions in the U.S. economy,55 and their capital investments in fossil fuel-based electric power infrastructure have the potential to lock in greenhouse gas emissions for decades to come. In addition to curbing a direct source of emissions, the decarbonization of electricity production also enables the decarbonization of other sectors such as transportation and buildings as those sectors electrify.

While power generation globally has made some progress56 towards decarbonization, falling emissions intensity of electricity production has yet to be matched by reductions in absolute emissions. Given the substantial increase in electricity production that will be required to decarbonize and electrify sectors such as transportation and buildings, reductions in the emissions intensity of electricity will not deliver the emissions reductions needed to limit warming to 1.5°C.

Target setting

According to the IPCC,57 decarbonization of the power sector globally by no later than 2050 is a robust feature of all modeled pathways aligned with limiting warming to 1.5°C. In 2021, the IEA released its Net-Zero by 205058 Scenario, which requires emissions from electricity production in OECD countries to reach zero by 2035. The Global Sector Strategy59 for investor coalition Climate Action 100+ reiterates that investors expect that emissions from electricity generation should reach net zero by 2040 globally and by 2035 in advanced economies.

While accelerated timelines for decarbonization of electric power are now well-accepted, the base level requirement for utilities and their boards is to make commitments to reduce their emissions to net zero no later than 2050. In assessing the credibility and robustness of net zero targets, investors should consider whether a target includes all relevant Scope 1, 2, and 3 emissions company-wide. For utilities, this includes emissions not only from electricity directly generated by assets they own, but also emissions from purchased and resold power, and for combined gas-electric utilities, emissions from customer use of fossil gas. Investors should also take into account whether the utility has plans to eliminate the upstream methane emissions from gas used in power production or by its customers.

In addition to the base level requirement, in order to be aligned with the IEA's Net-Zero by 2050 Scenario, interim targets and milestones are necessary. Such interim targets and milestones should prioritize accelerated emissions reduction between now and 2030 rather than delaying the hard task of emissions reduction until after that date. This is underscored by the IEA’s report on Achieving Net-Zero Electricity Sectors in G7 Members, which requires emissions reductions of 76% or higher to be achieved by 2030 in G7 countries from 2019 levels under its Net-Zero by 2050 scenario,60 with average reductions in the order of 6% per year between now and 2035.61

Finally, robust net zero targets should not rely on substantial use of offsets, negative emissions, or technologies that are not yet developed or commercialized to avoid having to make short-term greenhouse gas emissions reductions. Any use of such offsets or negative emissions should be clearly disclosed to allow investors to assess the quality and credibility of utilities’ plans. The Science Based Targets Initiative currently only allows for small amounts of emissions after net zero to be mitigated with carbon removal;62 any other investment into mitigation is encouraged but not a substitute for lowering a company's own emissions.

Key Data Sources:

●	Climate Action 100+, Disclosure Indicators 1-4[63]

●	Science-Based Targets Initiative,[64] Companies list[65] and Sector Guidance[66]

●	CDP (formerly Carbon Disclosure Project),[67] search company survey responses

Capital Allocation

Investors must have confidence that utilities are making the near-term shifts in capital allocation and investment necessary to decarbonize in alignment with a 1.5°C future. According68 to multiple69 studies,70 U.S. power producers must phase out the use of coal generation by 2030 in order to stay on track to limit warming to 1.5°C. The IEA’s Net Zero by 2050 Scenario71 indicates all unabated coal generation must be phased out completely by 2030 in OECD countries.

Further research indicates that the cost to operate 74% of existing coal generation capacity exceeds the cost to replace it with wind and solar generation. By 2025, 86% of the coal generation capacity will be cheaper to replace72 with renewables. For regulated utilities,73 these additional costs will be borne by shareholders if utilities are unable to convince regulators to pass on those costs to consumers, creating substantial stranded asset risk for investors.

One study by researchers at UC Berkeley found that the U.S. electricity grid could reach 90% clean energy nationally74 with no need for any additional fossil gas generation plants by 2035. According to Deloitte, existing gas generation capacity “accounts for most of the undepreciated value of US fossil fuel capacity,”75 making it the largest source of potential stranded asset risk to utilities and their investors. Any future for gas generation beyond 205076 will only be possible with carbon capture, utilization and storage, a technology that does not fully abate emissions, does not account for upstream methane emissions, and is currently cost-prohibitive. In addition, increasing prices and volatility77 in the global gas market make investments in more gas generation a potentially risky long-term bet. In assessing the alignment of capital allocation plans with limiting warming to 1.5°C, investors should consider whether utilities are planning for no investment in new gas generation.

Key Data Sources:

●	Climate Action 100+, Disclosure Indicator 6[78]

●	Carbon Tracker,[79] Company Profiles: Utilities[80]

●	Sierra Club, Dirty Truth report[81] and Data Dashboard[82]

Policy Influence

Utilities must fully align their policy influence activities, including political spending and lobbying activities, with the policy settings required to accelerate sector-wide emissions reduction on a timeline necessary to limit warming to 1.5°C. Utilities must provide full disclosure of all political and lobbying spending to allow investors to assess this alignment. Finally, utilities must ensure the alignment of the policy influence activities of any trade associations or similar entities of which they are members or to which they contribute, or cease membership of such organizations. With efforts under way at the federal level in the U.S.83 to provide additional policy support to electric power decarbonization, utilities must not be engaged in efforts to delay or hinder those policy advances.

Key Data Sources:

●	Climate Action 100+, Disclosure Indicator 7[84]

●	Influence Map,[85] List of companies and influencers[86]

●	Energy and Policy Institute[87]

Summary Table

TARGET SETTING	1.1	Net zero commitment by no later than 2050 for power production
	1.2	Net zero commitment clearly includes all relevant emissions sources and has limited use of offsets, negative emissions, or unproven or uncommercialized technologies, including carbon capture and storage
	1.3	Robust interim targets of at least 80% by 2030 or at least 6% per year on a straight-line basis between 2019-2030 (on track to reach zero by 2035)
CAPITAL ALLOCATION	2.1	Firm plan to phase out coal by 2030
	2.2	Limited investment in new gas generation planned
POLICY INFLUENCE	3.1	Alignment of policy influence activities with net zero target and limiting warming to 1.5°C

1 Berkshire Hathaway Inc. SEC Filing on Form 10-K for fiscal year ended Dec 31, 2021, https://www.sec.gov/ix?doc=/Archives/edgar/data/1067983/000156459022007322/brka-10k_20211231.htm, p. K-1 and p. K-7.

2 Climate Action 100+, Companies Climate Action 100+, https://www.climateaction100.org/whos-involved/companies/, accessed March 23, 2022

3 Insure Our Future,Time for the insurance industry to unfriend oil and gas, June 2020, https://insureourfuture.co/wp-content/uploads/2020/06/InsureOurFuture-Oil-and-Gas-Insuance-Briefing-0620.pdf, p. 6

4 Insure Our Future, 2021 Scorecard on Insurance Fossil Fuels and Climate Change: U.S. Insurers Falling Further Behind Global Industry, “https://static1.squarespace.com/static/5b7c9307f79392b49031d551/t/61818e8b5834080b7609b568/1635880599522/US+briefing+on+IOF+scorecard.pdf, p. 2

5 Insure Our Future,Time for the insurance industry to unfriend oil and gas, June 2020, https://insureourfuture.co/wp-content/uploads/2020/06/InsureOurFuture-Oil-and-Gas-Insuance-Briefing-0620.pdf, p. 4

6 Insure Our Future, 2021 Scorecard on Insurance, Fossil Fuels and Climate Change, https://insure-our-future.com/wp-content/uploads/2021/11/2021-IOF-Scorecard.pdf pp. 23-24

7 MJBradley & Associates, “Benchmarking Air Emissions of the 100 Largest Power Producers in the United States,” https://www.mjbradley.com/content/emissions-benchmarking-emissions-charts, accessed Mar 23, 2022

8 MJBradley & Associates, “Benchmarking Air Emissions of the 100 Largest Power Producers in the United States,” https://www.mjbradley.com/content/emissions-benchmarking-generation-charts, accessed Mar 23, 2022

9 Berkshire Hathaway, 2021 EEI Financial Conference, Nov 2021, https://www.berkshirehathaway.com/BHE2021InvestPresent.pdf p. 15

10 U.S. Energy Information Agency, “(FAQs) What are U.S. energy-related carbon dioxide emissions by source and sector?” https://www.eia.gov/tools/faqs/faq.php?id=75&t=11, accessed Mar 23, 2022

11 https://www.mjbradley.com/sites/default/files/Presentation_of_Results_2020.pdf, p. 3 and p. 7.

12 Berkshire Hathaway Inc., SEC Filing on Form 10-K for fiscal year ended Dec 31, 2021, https://www.sec.gov/ix?doc=/Archives/edgar/data/1067983/000156459022007322/brka-10k20211231.htm, p. K-1

13 Berkshire Hathaway Inc., SEC Filing on Form Def 14A, Notice of Annual Shareholders Meeting, filed March 11, 2022, https://www.sec.gov/Archives/edgar/data/0001067983/000119312522073447/d208624ddef14a.htm p. 5

14 Insure Our Future, “2021 Scores and Ranks” https://insure-our-future.com/company/berkshire-hathaway/, accessed Mar 23, 2022

15 AIG, “Our Net Zero Commitments” https://www.aig.com/content/dam/aig/america-canada/us/documents/about-us/report/sustainability-net-zero-fact-sheet.pdf accessed Mar 23, 2022

16 Insure Our Future, 2021 Scorecard on Insurance, Fossil Fuels and Climate Change: U.S. Insurers Falling Further Behind Global Industry, Nov 2021,

https://static1.squarespace.com/static/5b7c9307f79392b49031d551/t/61818e8b5834080b7609b568/1635880599522/US+briefing+on+IOF+scorecard.pdf p. 2

17 Insure Our Future, “2021 Scores and Ranks” https://insure-our-future.com/company/berkshire-hathaway/, accessed Mar 23, 2022

18 Task Force on Climate-Related Financial Disclosures, “About,” https://www.fsb-tcfd.org/about/

19 Berkshire Hathaway Inc., SEC Filing on Form Def 14A, Notice of Annual Shareholders Meeting, filed March 11, 2022, https://www.sec.gov/Archives/edgar/data/0001067983/000119312522073447/d208624ddef14a.htm p. 13, accessed Mar 23, 2022

20 Partnership for Carbon Accounting Financials, “Financial Institutions Taking Action,” https://carbonaccountingfinancials.com/financial-institutions-taking-action apply filter “insurance”

21 CDP, https://www.cdp.net/en company search for “Berkshire Hathaway”; note: BHE submitted a CDP response on behalf of its energy business, accessed Mar 23, 2022

22 UN Environment Programme, Finance Initiative, https://g20sfwg.org/wp-content/uploads/2021/10/2021-UNEP-FI.-Recommendations-for-Credible-Net-Zero-Commitments.pdf at 7, see “#11 under “State-of-the-art climate ambition, targets and implementation strategies in the finance sector” accessed Mar 23, 2022

23 Berkshire Hathaway Inc., SEC Filing on Form DEF 14A, Notice of Annual Shareholders Meeting, filed March 11, 2022, https://www.sec.gov/Archives/edgar/data/1067983/000119312522073447/d208624ddef14a.htm p. 13

24 Berkshire Hathaway Inc., 2021 EEI Financial Conference, Nov 2021, https://www.berkshirehathaway.com/BHE2021InvestPresent.pdf p. 22

25 International Energy Agency, Achieving Net Zero Electricity Sectors in G7 Members, https://iea.blob.core.windows.net/assets/9a1c057a-385a-4659-80c5-3ff40f217370/AchievingNetZeroElectricitySectorsinG7Members.pdf p. 92, see “G7 electricity indicators” table

26 Berkshire Hathaway Inc., 2021 EEI Financial Conference, Nov 2021, https://www.berkshirehathaway.com/BHE2021InvestPresent.pdf pp. 22-23

27 Berkshire Hathaway Inc. SEC Filing on Form 10-K for fiscal year ended Dec 31, 2021, https://www.sec.gov/ix?doc=/Archives/edgar/data/1067983/000156459022007322/brka-10k_20211231.htm p. K-28

28 Berkshire Hathaway Inc., 2021 EEI Financial Conference, Nov 2021, https://www.berkshirehathaway.com/BHE2021InvestPresent.pdf, pp. 23 and 41

29 Berkshire Hathaway Inc., Annual Report, 2021, https://www.berkshirehathaway.com/2021ar/2021ar.pdf p. A-4

30 Arunima Kumar and Jonathan Stempel, “Dominion, Berkshire abandon $1.3 bln Questar natgas pipeline sale,” Reuters, July 12, 2021, https://www.reuters.com/business/energy/dominion-energy-berkshire-terminate-questar-pipelines-deal-2021-07-12/

31 Influence Map, Lobby Map: Berkshire Hathaway, https://lobbymap.org/company/Berkshire-Hathaway, accessed Mar 23, 2021

32 Energy and Policy Institute, https://www.energyandpolicy.org/southwest-gas-and-nv-energy-funded-groups-advocate-in-nevada-future-of-gas-docket/

33 The resolution received 28.3% of total shares voted, including shares controlled by Warren Buffett and other insiders https://www.morningstar.com/articles/1052234/the-2021-proxy-voting-season-in-7-charts at 7

34 Vote results of proposal 3: Report on Climate-Related Risks and Opportunities were reviewed at proxyinsight.com

35 BlackRock, Investment Stewardship Vote Bulletin: Berkshire Hathaway Inc., May 1, 2021, https://www.blackrock.com/corporate/literature/press-release/blk-vote-bulletin-berkshire-hathaway-may-2021.pdf p. 3

36 See ISS Proxy Analysis & Benchmark Policy Voting Recommendations: Berkshire Hathaway Inc.

37 Berkshire Hathaway Inc., SEC Filing on Form Def 14A, Notice of Annual Shareholders Meeting, filed March 11, 2022, https://www.sec.gov/Archives/edgar/data/0001067983/000119312522073447/d208624ddef14a.htm p. 12

38 Berkshire Hathaway Inc., SEC Filing on Form Def 14A, Notice of Annual Shareholders Meeting, filed March 11, 2022, https://www.sec.gov/Archives/edgar/data/0001067983/000119312522073447/d208624ddef14a.htm p. 13

39 IPCC, Special Report on Global Warming of 1.5°C., 2018, https://www.ipcc.ch/site/assets/uploads/sites/2/2019/06/SR15_Full_Report_Low_Res.pdf , pp. v, 5, 7-10, 95-97 and 116

40 International Energy Agency (IEA), Net Zero by 2050: A Roadmap for the Global Energy Sector, May 2021. https://www.iea.org/reports/net-zero-by-2050, Slide 8.

41 IPCC. Special Report on Climate Change and Land, Summary for Policy Makers,January, 2020, https://www.ipcc.ch/site/assets/uploads/sites/4/2020/02/SPM_Updated-Jan20.pdf, pp 23-24 and 26.

42 Climate Action 100+: Net-Zero Company Benchmark Company Assessments https://www.climateaction100.org/progress/net-zero-company-benchmark/

43 Insure our Future, Scorecard on Insurance, Fossil Fuels and Climate Change: U.S. Insurers Falling Further Behind Global Industry, Nov 2021, https://static1.squarespace.com/static/5b7c9307f79392b49031d551/t/61818e8b5834080b7609b568/1635880599522/US+briefing+on+IOF+scorecard.pdf p. 2

44 Insure our Future, Time for the insurance industry to unfriend oil and gas, June 2020, https://static1.squarespace.com/static/5b7c9307f79392b49031d551/t/5ef117efa1668a76c24bf565/1592858615423/InsureOurFuture+Oil+and+Gas+Insurance+Briefing+0620.pdf, p. 4

45 Insure our Future, Time for the insurance industry to unfriend oil and gas, June 2020, https://static1.squarespace.com/static/5b7c9307f79392b49031d551/t/5ef117efa1668a76c24bf565/1592858615423/InsureOurFuture+Oil+and+Gas+Insurance+Briefing+0620.pdf p. 4

46 Insure our Future, Time for the insurance industry to unfriend oil and gas, June 2020, https://static1.squarespace.com/static/5b7c9307f79392b49031d551/t/5ef117efa1668a76c24bf565/1592858615423/InsureOurFuture+Oil+and+Gas+Insurance+Briefing+0620.pdf p.5

47 Insure our Future, Scorecard on Insurance, Fossil Fuels and Climate Change, Nov 2021, https://insure-our-future.com/wp-content/uploads/2021/11/2021-IOF-Scorecard.pdf p. 14

48 Chris Seekings, “US insurers still have $90bn invested in coal,” The Actuary, Feb 25, 2021, https://www.theactuary.com/2021/02/24/us-insurers-still-have-90bn-invested-coal

49 Insure our Future, 2021 Scorecard on Insurance, Fossil Fuels and Climate Change, Nov 2021, https://insure-our-future.com/wp-content/uploads/2021/11/2021-IOF-Scorecard.pdf

50 CDP, “Search and view past CDP responses,” https://www.cdp.net/en/responses?utf8=%E2%9C%93&queries%5Bname%5D=AIG

51 Insure Our Future, 2021 Scorecard on Insurance, Fossil Fuels and Climate Change, Nov 2021, https://insure-our-future.com/wp-content/uploads/2021/11/2021-IOF-Scorecard.pdf

52 UN Environment Programme, “PARTNERSHIP FOR CARBON ACCOUNTING FINANCIALS COLLABORATES WITH UN-CONVENED NET-ZERO INSURANCE ALLIANCE TO DEVELOP STANDARD TO MEASURE INSURED EMISSIONS,” Sep 6, 2021, https://www.unepfi.org/news/industries/insurance/partnership-for-carbon-accounting-financials-collaborates-with-un-convened-net-zero-insurance-alliance-to-develop-standard-to-measure-insured-emissions/

53 Partnership for Carbon Accounting Financials, Financial institutions taking action, https://carbonaccountingfinancials.com/financial-institutions-taking-action

54 U.S. Energy Information Agency, “FAQs: What are U.S. energy-related carbon dioxide emissions by source and sector?,” https://www.eia.gov/tools/faqs/faq.php?id=75&t=11

55 MJBradley & Associates, Benchmarking Air Emissions of the 100 Largest Electric Power Producers in the United States, https://www.mjbradley.com/sites/default/files/Presentation_of_Results_2020.pdf p. 9

56 IIGCC as part of Climate Action 100+, GLOBAL SECTOR STRATEGIES: INVESTOR INTERVENTIONS TO ACCELERATE NET ZERO ELECTRIC UTILITIES, Oct 2021, https://www.climateaction100.org/wp-content/uploads/2021/10/Global-Sector-Strategy-Electric-Utilities-IIGCC-Oct-21.pdf p. 26

57 IPCC, Special Report: GLOBAL WARMING OF 1.5 º Summary for Policy Makers, https://www.ipcc.ch/sr15/chapter/spm/ p. C1

58 International Energy Agency, Net Zero by 2050 A Roadmap for the Global Energy Sector,

https://iea.blob.core.windows.net/assets/deebef5d-0c34-4539-9d0c-10b13d840027/NetZeroby2050-ARoadmapfortheGlobalEnergySector_CORR.pdf p. 20

59 IIGCC as part of Climate Action 100+, GLOBAL SECTOR STRATEGIES: INVESTOR INTERVENTIONS TO ACCELERATE NET ZERO ELECTRIC UTILITIES, Oct 2021, https://www.climateaction100.org/wp-content/uploads/2021/10/Global-Sector-Strategy-Electric-Utilities-IIGCC-Oct-21.pdf p. 10

60 IEA, Achieving Net Zero Electricity Sectors in G7 Members,

https://iea.blob.core.windows.net/assets/9a1c057a-385a-4659-80c5-3ff40f217370/AchievingNetZeroElectricitySectorsinG7Members.pdf p. 92

61 IEA, Achieving Net Zero Electricity Sectors in G7 Members, https://iea.blob.core.windows.net/assets/9a1c057a-385a-4659-80c5-3ff40f217370/AchievingNetZeroElectricitySectorsinG7Members.pdf p. 38

62 Science Based Targets, “Science-Based Net-Zero Targets: ‘Less Net, more Zero’,” https://sciencebasedtargets.org/blog/science-based-net-zero-targets-less-net-more-zero

63 Climate Action 100+, “Companies,” https://www.climateaction100.org/whos-involved/companies/

64 Science Based Targets, SETTING 1.5°C-ALIGNED SCIENCE-BASED TARGETS: QUICK START GUIDE FOR ELECTRIC UTILITIES, June 2020, https://sciencebasedtargets.org/resources/legacy/2020/06/SBTi-Power-Sector-15C-guide-FINAL.pdf

65 Science Based Targets, “Companies Taking Action” https://sciencebasedtargets.org/companies-taking-action

66 Science Based Targets, “Sector Guidance” https://sciencebasedtargets.org/sectors

67 CDP, https://www.cdp.net/en

68 James H. Williams et al., “Carbon-Neutral Pathways for the United States,” Advancing Earth and Space Science, https://agupubs.onlinelibrary.wiley.com/doi/epdf/10.1029/2020AV000284, 2021, p. 20

69 Eric Larson et al., “Net-Zero America: Potential Pathways, Infrastructure, and Impacts,” Princeton University, October 21, 2021, https://www.dropbox.com/s/ptp92f65lgds5n2/Princeton%20NZA%20FINAL%20REPORT%20%2829Oct2021%29.pdf?dl=0 p. 29

70 Climate Analytics, Global and regional coal phase-out requirements of the Paris Agreement: Insights from the IPCC Special Report on 1.5°C, Sep 2019 https://climateanalytics.org/media/report_coal_phase_out_2019.pdf at “key messages”,

71 IEA, Net Zero by 2050 A Roadmap for the Global Energy Sector, October 2021,

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72 ERIC GIMON et al., “THE COAL COST CROSSOVER: ECONOMIC VIABILITY OF EXISTING COAL COMPARED TO NEW LOCAL WIND AND SOLAR RESOURCES,” Energy Innovation, Mar 2019, https://energyinnovation.org/wp-content/uploads/2019/03/Coal-Cost-Crossover_Energy-Innovation_VCE_FINAL.pdf p. 1

73 ERIC GIMON et al., “THE COAL COST CROSSOVER: ECONOMIC VIABILITY OF EXISTING COAL COMPARED TO NEW LOCAL WIND AND SOLAR RESOURCES,” Energy Innovation, Mar 2019, https://energyinnovation.org/wp-content/uploads/2019/04/Coal-Cost-Crossover_Energy-Innovation_VCE_FINAL2.pdf p. 11

74 Goldman School of Public Policy, “2035 THE REPORT: PLUMMETING SOLAR, WIND, AND BATTERY COSTS CAN ACCELERATE OUR CLEAN ELECTRICITY FUTURE,” University of California Berkeley, June 2020, http://www.2035report.com/wp-content/uploads/2020/06/2035-Report.pdf?hsCtaTracking=8a85e9ea-4ed3-4ec0-b4c6-906934306ddb%7Cc68c2ac2-1db0-4d1c-82a1-65ef4daaf6c1 p. 25

75 Stanley Porter et al., “Utility decarbonization strategies: Renew, reshape, and refuel to zero,” Deloitte, Sep 21, 2020, https://www2.deloitte.com/us/en/insights/industry/power-and-utilities/utility-decarbonization-strategies.html

76 Stanley Porter et al., “Utility decarbonization strategies: Renew, reshape, and refuel to zero,” Deloitte, Sep 21, 2020, https://www2.deloitte.com/us/en/insights/industry/power-and-utilities/utility-decarbonization-strategies.html

77 ANNE-SOPHIE CORBEAU, “The Global Energy Crisis: Implications of Record High Natural Gas Prices,” Columbia SIPA Center on Global Energy Policy, Oct 20, 2021, https://www.energypolicy.columbia.edu/research/commentary/global-energy-crisis-implications-record-high-natural-gas-prices

78 Climate Action 100+, Companies, https://www.climateaction100.org/whos-involved/companies/

79 Carbon Tracker Initiative, https://carbontracker.org/

80 Carbon Tracker Initiative, “Company profiles,” https://carbontracker.org/company-profiles/

81 Sierra Club, The Dirty Truth About Utility Climate Pledges, https://coal.sierraclub.org/the-problem/dirty-truth-greenwashing-utilities

82 John Romankiewicz, Utility Dashboard, https://public.tableau.com/app/profile/john.romankiewicz/viz/Utilitydashboard/Story1

83 Yvonne McIntyre & Derek Murrow, “House Proposes Strong Clean Electricity Performance Program,” NRDC, Sep 14, 2021, https://www.nrdc.org/experts/yvonne-mcintyre/house-proposes-strong-clean-electricity-performance-program

84 Climate Action 100+, “Companies,” https://www.climateaction100.org/whos-involved/companies/

85 InfluenceMap, https://influencemap.org/index.html

86 LobbyMap, “Company Profiles,” https://lobbymap.org/filter/List-of-Companies-and-Influencers#1

87 Energy and Policy Institute, https://www.energyandpolicy.org/